UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

ARADIGM CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505400

(CUSIP Number)

Grifols, S.A.

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174, Barcelona, Spain

Tel: +34 93 571 0500

Attention: David Bell

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Proskauer Rose LLP	Osborne Clarke S.L.P.
Eleven Times Square	Avenida Diagonal, 477
New York, NY 10036	Planta 20, 08036 Barcelona, Spain
Tel: (212) 969-3000	Tel: +34 93 419 1818
Attention: Peter G. Samuels, Esq.	Attention: Tomás Dagá

April 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505400	SCHEDULE 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS Grifols, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,244,363
	8	SHARED VOTING POWER 3,829,175
	9	SOLE DISPOSITIVE POWER 5,244,363
	10	SHARED DISPOSITIVE POWER 3,829,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,073,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 038505400	SCHEDULE 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS Grifols Worldwide Operations Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,829,175
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,829,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,829,175
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 038505400	SCHEDULE 13D	Page 4 of 12

Item 2. Identity and Background

Item 2 of this Schedule 13D is amended and restated as follows:

(a) through (c), (f)

This Schedule 13D is being filed by Grifols, S.A., a company organized under the laws of Spain (“Grifols”), and Grifols Worldwide Operations Limited, a company organized under the laws of Ireland and a wholly-owned subsidiary of Grifols (“Grifols Worldwide” and, together with Grifols, the “Reporting Persons”). The address of the principal office of Grifols is Avinguda de la Generalitat, 152-158, Parc de Negocis Can Sant Joan, Sant Cugat del Valles 08174, Barcelona, Spain, and of Grifols Worldwide is Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland. Grifols is a global healthcare company and leading producer of plasma protein therapies. Grifols researches, develops, manufactures and markets plasma derivatives, IV therapy, enteral nutrition, diagnostic systems and medical materials. Grifols Worldwide is engaged in the packaging, labeling, storage, distribution, manufacture and development of pharmaceutical products and the rendering of financial services to Grifols and its owned or controlled companies.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of each of Grifols and Grifols Worldwide (collectively, the “Schedule A Persons”).

(d) and (e)

During the last five years, neither Grifols, Grifols Worldwide nor to the knowledge of Grifols and Grifols Worldwide, any of the Schedule A Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is amended and supplemented as follows:

On April 26, 2016, pursuant to the Convertible Notes Purchase Agreement (as defined in Item 4), Grifols Worldwide purchased $19,950,000 aggregate principal amount of 9% senior convertible notes due 2021 issued by the Issuer for cash consideration of $19,950,000. Grifols Worldwide used its cash on hand to make such payment.

The information set forth in Item 4 of this Amendment No. 1 to the Schedule 13D is incorporated in this Item 3 by reference.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is amended and supplemented to add the disclosure under (and including) the heading “Convertible Notes Purchase Agreement and Indenture.” The disclosure under the heading “Governance Agreement” in Item 4 of this Schedule 13D is amended and supplemented to add the disclosure under the heading “Amendment to Governance Agreement.”

CUSIP No. 038505400	SCHEDULE 13D	Page 5 of 12

Convertible Notes Purchase Agreement and Indenture

On April 21, 2016, the Issuer entered into a Securities Purchase Agreement (the “Convertible Notes Purchase Agreement”) with Grifols Worldwide and other purchasers identified therein whereby Grifols Worldwide agreed to purchase $19,950,000 aggregate principal amount of 9% senior convertible notes due 2021 (the “Notes”) issued by the Issuer. Grifols Worldwide consummated its purchase of the Notes on April 26, 2016. The Notes were issued pursuant to an Indenture dated April 25, 2016 (the “Indenture”) between the Issuer and U.S. Bank National Association, as trustee. The Notes bear interest at a rate of 9% per annum, payable semi-annually (on May 1 and November 1) in arrears, unless earlier purchased or converted. The Notes mature on May 1, 2021 (the “Maturity Date”). The Notes are convertible at the option of Grifols Worldwide at any time prior to the close of business on the second business day immediately preceding the Maturity Date. The initial conversion rate of the Notes is 191.9386 shares of common stock for each $1,000 principal amount of Notes, which represents an initial conversion price of approximately $5.21 per share of common stock. The conversion rate of the Notes, and the corresponding conversion price, will be subject to adjustment for certain events. At the current conversion rate, the Notes are convertible into 3,829,175 Shares.

Grifols Worldwide acquired the Notes for investment purposes. The Reporting Persons may, from time to time, and subject to Governance Agreement (as it may be amended, supplemented, or waived, from time to time), depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of currently owned Shares or the Notes or engage in any other actions contemplated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of the Convertible Notes Purchase Agreement is qualified in its entirety by reference to the full text of the Convertible Notes Purchase Agreement, which is filed as Exhibit 13 and is incorporated herein by reference. The foregoing description of the Notes and the Indenture is qualified in its entirety by reference to the full text of the Indenture, which is filed as Exhibit 14 and is incorporated herein by reference.

Amendment to Governance Agreement

In connection with Grifols Worldwide’s purchase the Notes, Grifols and the Issuer entered into an amendment of the Governance Agreement, dated April 21, 2016, pursuant to which the Target Percentage was increased to 43.3% (the “Governance Agreement Amendment”). Additionally, Grifols and the Issuer also entered into waivers pursuant to which Grifols waived certain registration and preemptive rights under the Governance Agreement.

The foregoing description of the Governance Agreement Amendment is qualified in its entirety by reference to the full text of the Governance Agreement Amendment, which is filed as Exhibit 15 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is amended and restated as follows:

(a) and (b)

The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 14,951,089 outstanding Shares as of March 12, 2017, as reported in the Issuer’s Form 10-K filed on March 30, 2017. Grifols owns 100% of the equity interests of Grifols Worldwide and may be deemed to beneficially own Shares that are beneficially owned by Grifols Worldwide.

Ramón Riera Roca (“Riera”), Chief Operations Officer and a member of the Board of Directors of Grifols, directly beneficially owns 12,500 Shares. Riera has the sole power to vote or direct the voting of, and the sole power to dispose or to direct the disposition of, such Shares. Such Shares represent less than 0.1% of all Shares outstanding.

Except as set forth in this Item 5(a), to the knowledge of Grifols and Grifols Worldwide, none of the Schedule A Persons beneficially owns any Shares.

CUSIP No. 038505400	SCHEDULE 13D	Page 6 of 12

(c)

Except as described under “Convertible Notes Purchase Agreement and Indenture” under Item 4, no transactions in the Shares have been effected by Grifols or Grifols Worldwide, and to the knowledge of Grifols and Grifols Worldwide, by any Schedule A Persons, since the initial filing of this Schedule 13D.

(d)

No person (other than Grifols or Grifols Worldwide) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares disclosed as beneficially owned by this Schedule 13D.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 of this Amendment No. 1 to the Schedule 13D is incorporated in this Item 6 by reference. Other than as described in this Amendment No. 1 to the Schedule 13D and the agreements incorporated by reference herein and set forth as exhibits hereto, Grifols and Grifols Worldwide do not have, and, to the knowledge of Grifols and Grifols Worldwide, the Schedule A Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Item 7 of this Schedule 13D is amended and supplemented as follows:

Exhibit 12	Joint Filing Agreement.

Exhibit 13	Securities Purchase Agreement, dated as of April 21, 2016, by and between Aradigm Corporation and the Purchasers Named on Schedules A and B thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K/A filed on April 28, 2016).

Exhibit 14	Indenture, dated as of April 25, 2016, between Aradigm Corporation and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K/A filed on April 28, 2016).

Exhibit 15	Amendment to Governance Agreement, dated as of April 21, 2016, by and between Aradigm Corporation and Grifols, S.A. (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K/A filed on April 28, 2016).

CUSIP No. 038505400	SCHEDULE 13D	Page 7 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2017

GRIFOLS, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

GRIFOLS WORLDWIDE OPERATIONS LIMITED

By:	/s/ Alfredo Arroyo
Name: Alfredo Arroyo
Title: Authorized Signatory

CUSIP No. 038505400	SCHEDULE 13D	Page 8 of 12

Schedule A

Directors and Executive Officers of Grifols

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Grifols.

Board of Directors

Name of Director	Country of Citizenship	Principal Occupation or Employment	Name, Address and Principal Business of Employer

Víctor Grifols Roura	Spain	Non-executive Chairman of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Raimon Grifols Roura	Spain	Chief Executive Officer and Member of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Victor Grifols Deu	Spain	Chief Executive Officer and Member of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Ramón Riera Roca	Spain	Chief Operations Officer and Member of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Tomás Dagá Gelabert	Spain	Senior Partner at the law firm of Osborne Clark S.L.P.	Osborne Clarke S.L.P Avenida Diagonal 477 08036, Barcelona, Spain

Thomas H. Glanzmann	Switzerland	Member of the Board of Directors of Grifols, S.A.	Glanzmann Enterprises Opfikonerstrasse 10, 8303 Bassersdorf, Switzerland

Anna Veiga Lluch	Spain	Director, Barcelona Stem Cell	Stem Cell Bank, Centre for Regenerative Medicine in Barcelona Dr. Aiguader, 88 08003 Barcelona, Spain

CUSIP No. 038505400	SCHEDULE 13D	Page 9 of 12

Steven Francis Mayer	United States	Senior Managing Director and Co-Head of Private Equity at Cerberus Capital Management, L.P.	Cerberus California, LLC 11812 San Vencente Blvd Suite 300 Los Angeles, CA 90049

Luís Isasi Fernández de Bobadilla	Spain	Managing Director, Morgan Stanley	Morgan Stanley S.V. S.A. Serrano, 55 28006 Madrid, Spain

Belén Villalonga Morenés	Spain	Associate Professor	New York University Stern School of Business Tisch 721 40 West 4th St New York, NY 10012

Marla E. Salmon	United States	Professor of Nursing and Public Health	University of Washington Evans School of Public Affairs Box 357663 Seattle, WA 98195

Iñigo Sánchez-Asiaín Mardones	Spain	Member of the Executive Committee and Investment Committee, Portobello Capital	Portobello Capital Almagro 36, 2° planta 28010 Madrid, Spain

Carina Szpilka Lázaro	Spain	Vice-President, UNICEF	Rafael Calvo 40, 1º2ª 28010 Madrid, Spain

Executive Officers

(other than Members of the Board of Directors)

Name of Executive Officer	Country of Citizenship	Title	Name, Address and Principal Business of Employer

Alfredo Arroyo Guerra	Spain	Corporate Vice President and Chief Financial Officer	Embassy House, Ballsbridge, Dublin 4, Ireland

Carlos Roura Fernández	Spain	Chief Industrial Officer	Grifols, S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Montserrat Lloveras Calvo	Spain	Corporate Vice President and Director of Corporate Accounting and Reporting	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

CUSIP No. 038505400	SCHEDULE 13D	Page 10 of 12

Vicente Blanquer Torre	Spain	Corporate Vice President, Quality & R&D	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Mateo Florencio Borras Humbert	Spain	Corporate Vice President and Director of Global Human Resources	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Francisco Javier Jorba Ribes	Spain	Corporate Vice President and President of Biological Industrial Group	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Gregory Gene Rich	United States	Corporate Vice President and President and Chief Executive Officer of Grifols Shared Services North America, Inc.	Grifols Inc. 2410 Lillyvale Avenue Los Angeles, CA 90032

David Ian Bell	United States and United Kingdom	Chief Innovation Officer and General Counsel – Grifols, S.A.; President of GIANT Ltd.	Grange Castle Business Park Grange Castle, Clondalikn, Dublin 22, Ireland

Nuria Pascual Lapeña	Spain	Corporate Vice President, Treasury, Risk Management and IRO	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Shinji Wada	United States	Corporate Vice President and President of Plasma Operations of Grifols Shared Services North America, Inc.	Grifols S.A. 2410 Lillyvale Avenue Los Angeles, CA 90032

Lafmin Morgan	United States	President of the Bioscience and Hospital Division	Grifols S.A. 79 TW Alexander Dr Bldg 4101 Raleigh, NC 27709

Carsten Schroeder	Germany	President of the Diagnostic Division	Grifols S.A. 4560 Horton Street Emeryville, CA 94608

Juan Ignacio Twose Roura	Spain	Member of the Advisory Committee	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

CUSIP No. 038505400	SCHEDULE 13D	Page 11 of 12

Directors and Executive Officers of Grifols Worldwide

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Grifols Worldwide.

Board of Directors

Name of Director	Country of Citizenship	Principal Occupation or Employment	Name, Address and Principal Business of Employer

Tomás Dagá Gelabert	Spain	Senior Partner at the law firm of Osborne Clark S.L.P.	Avenida Diagonal 477 08036, Barcelona, Spain

Alfredo Arroyo Guerra	Spain	Corporate Vice President and Chief Financial Officer of Grifols, S.A.	Embassy House, Ballsbridge, Dublin 4, Ireland

Ramón Riera Roca	Spain	Chief Operations Officer and Member of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Eduardo Herrero	Spain	Deputy President, Bioscience	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Vicente Blanquer Torre	Spain	Corporate Vice President, Quality & R&D of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Jordi Casas	Spain	Director, Osborne Clark S.L.P.	Avenida Diagonal 477 08036, Barcelona, Spain

Alfred Grifols Coma-Cros	Ireland	Managing Director	Grange Castle Business Park Grange Castle, Clondalikn, Dublin 22, Ireland

CUSIP No. 038505400	SCHEDULE 13D	Page 12 of 12

Executive Officers

(other than Members of the Board of Directors)

Name of Executive Officer	Country of Citizenship	Title	Name, Address and Principal Business of Employer

Lafmin Morgan	United States	President, Bioscience Division	Grifols Inc. 79 T.W. Alexander Drive | 4101 Research Commons | Research Triangle Park, NC 27709

Ann O’Connor	Ireland	Technical Director	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland

Siobhan Lynch	Ireland	HR Business Partner	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland

Terry Ginsberg	Ireland	Senior Advisor, Global Tax & Risk Management	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland

Albert Grifols	Spain	Deputy Chief Industrial Officer	Avda. de la Generalitat,152-158 08174 Sant Cugat del Vallés-Barcelona-Spain

Jaume Carreras	Ireland	VP, Global Logistics & Services	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland

Wendy Fong	Ireland	VP, Global Supply Planning	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland

Carlos Roura	Spain	VP, Chief Industrial Officer	Avda. de la Generalitat,152-158 08174 Sant Cugat del Vallés-Barcelona-Spain